Exhibit 99.23

SINOCOKING ANNOUNCES FISCAL 2014 RESULTS



PINGDINGSHAN, China, Sept. 29, 2014 -- SinoCoking Coal and Coke Chemical Industries, Inc. (Nasdaq: SCOK), a vertically-integrated coal and coke processor, today announced that, for the fiscal year ended June 30, 2014, the company had net income of $990,582, or $0.05 per share, on revenue of $50,267,693, compared to net income of $1,047,693, or $0.05 per share, on revenue of $66,686,301 for the prior fiscal year ended June 30, 2013. Basic and diluted weighted average number of shares of common stock for both fiscal 2014 and 2013 was 21,121,372.

The decrease in revenue in fiscal 2014 compared to last year was the result of a slowdown in sales of most of the company’s coal products, including raw coal, coal slurries, mid-coal, coke powder, and washed coal. This slowdown was caused by Chinese government policies aimed at reducing pollution and softness in the construction markets, which in turn affected demand for steel and its constituent coal. As a result, in fiscal 2014, the company’s coal products contributed only 13 percent of overall SinoCoking revenue, compared to 41 percent in fiscal 2013.

These decreases were offset in part by increased demand for the company’s coke products, such as finished coke, coke powder, coal tar, and crude benzol, which sell primarily to specialty steel industries including automotive, military and other non-construction industries. As a result of this increase in demand, coke products contributed 87 percent of total SinoCoking revenue in fiscal 2014 as compared to 59 percent in fiscal 2013.

In addition, due to strong increases in gross profit margin for the company’s coke products, SinoCoking’s overall gross profit margin in fiscal 2014 increased to 18 percent from 12 percent in fiscal 2013. This, in turn, helped the company to produce a fiscal 2014 net profit roughly comparable to that of fiscal 2013, despite a decrease in revenue of 25 percent.

SinoCoking’s most prominent accomplishment, however, during fiscal 2014 was the decision to transform the company into a producer of clean-burning synthetic gas (syngas) products. This transition began in May 2014, when the company commenced plans to build to build a coke gasification facility for the conversion of carbon dioxide into syngas. This facility, which is expected to commence production by the middle of October, will have an output capacity of 25,000 cubic meters of syngas per hour.

Furthering its transition plans, in August 2014, SinoCoking announced it had signed an exclusive agreement with two prominent state institutes to build an underground coal gasification facility that will convert the coal at four SinoCoking underground mines into syngas while sequestering the resulting carbon dioxide and other greenhouse gases underground. The first phase of the project is expected to be completed in March 2015 and yield a syngas output of 60,000 cubic meters per hour.

Looking forward, SinoCoking chief executive Mr. Jianhua Lv said that he expects the company’s two syngas projects, once running at full capacity, will produce “substantial revenue and gross profit.”

He said the company would soon issue an update on construction and financing developments at both facilities.

Further details about the company’s results in fiscal 2014 are available in its Annual Report Form 10-K, accessible in the investor relations section of the company’s website at http://www.scokchina.com.

About SinoCoking

SinoCoking and Coke Chemical Industries, Inc. (www.scokchina.com), a Florida corporation, is a vertically-integrated coal and coke processor that uses coal from both its own mines and that of third-party mines to produce basic and value-added coal products for steel manufacturers, power generators, and various industrial users. SinoCoking has been producing metallurgical coke since 2002, and acts as a key supplier to regional steel producers in central China. SinoCoking also produces and supplies thermal coal to its customers in central China. SinoCoking currently owns its assets and conducts its operations through its subsidiaries, Top Favour Limited and PingdingshanHongyuan Energy Science and Technology Development Co., Ltd., and its affiliated companies, Henan Province PingdingshanHongli Coal & Coke Co., Ltd., Baofeng Coking Factory, BaofengHongchang Coal Co., Ltd., BaofengHongguang Environment Protection Electricity Generating Co., Ltd., Zhonghong Energy Investment Company, Henan Hongyuan Coal Seam Gas Engineering Technology Co., Ltd., BaofengShuangri Coal Mining Co., Ltd., and BaofengXingsheng Coal Mining Co., Ltd.

Forward Looking Statements

This press release contains forward-looking statements, particularly as related to, among other things, the business plans of the Company, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. The words or phrases "plans", "would be," "will allow," "intends to," "may result," "are expected to," "will continue," "anticipates," "expects," "estimate," "project," "indicate," "could," "potentially," "should," "believe," "think", "considers" or similar expressions are intended to identify "forward-looking statements." These forward-looking statements fall within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934 and are subject to the safe harbor created by these sections. Actual results could differ materially from those projected in the forward-looking statements as a result of a number of risks and uncertainties. Such forward-looking statements are based on current expectations, involve known and unknown risks, a reliance on third parties for information, transactions or orders that may be cancelled, and other factors that may cause our actual results, performance or achievements, or developments in our industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties related to the fluctuation of local, regional, and global economic conditions, the performance of management and our employees, our ability to obtain financing, competition, general economic conditions and other factors that are detailed in our periodic reports and on documents we file from time to time with the Securities and Exchange Commission. Statements made herein are as of the date of this press release and should not be relied upon as of any subsequent date. The Company cautions readers not to place undue reliance on such statements. The Company does not undertake, and the Company specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences, developments, unanticipated events or circumstances after the date of such statement. Actual results may differ materially from the Company's expectations and estimates. The Company provides no assurances that any potential acquisitions will actually be consummated, or if consummated that such acquisitions will be on terms and conditions anticipated on the date of this press release, and the Company makes no assurances with regard to any results of any such acquisitions.

Contact:

SinoCoking	Investor Relations Counsel:
Song Lv, Chief Financial Officer	Rick Eisenberg, Asia IR•PR.
+ 86-375-2882-999	(212) 496-6828
lvsong@sinocoking.net	rick@asia-irpr.com
http://www.scokchina.com/	http://asia-irpr.com/

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,
	2014	2013

ASSETS
CURRENT ASSETS
Cash	$191,992	$782,018
Restricted cash	-	9,708,000
Accounts receivable, trade	8,946,435	9,474,197
Other receivables and deposits	5,787,232	4,334,370
Loan receivables	8,032,037	8,032,037
Inventories	7,419,821	3,018,909
Advances to suppliers	8,700,022	8,791,837
Total current assets	39,077,539	44,141,368

PLANT AND EQUIPMENT, net	14,426,319	15,269,766

CONSTRUCTION IN PROGRESS	40,389,961	40,224,821

OTHER ASSETS
Refundable deposit	4,873,928	4,854,000
Prepayments	61,815,632	61,562,890
Intangible assets, net	32,305,697	32,244,071
Long-term investments	2,898,233	2,886,383
Other assets	113,725	113,260
Total other assets	102,007,215	101,660,604

Total assets	$195,901,034	$201,296,559

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Current portion of long term loans	$20,795,425	$50,158,000
Accounts payable, trade	2,978,326	183,504
Notes payable	-	9,708,000
Other payables and accrued liabilities	2,460,113	2,229,341
Other payables - related party	526,699	140,465
Acquisition payable	4,711,463	4,692,200
Customer deposits	79,701	208,815
Taxes payable	765,421	1,133,450
Total current liabilities	32,317,148	68,453,775

LONG TERM LIABILITIES
Long term loans	29,243,566	-
Warrants liability	16	21
Total long term liabilities	29,243,582	21

Total liabilities	61,560,730	68,453,796

COMMITMENTS AND CONTINGENCIES

EQUITY
Common stock, $0.001 par value, 100,000,000 shares authorized, 21,121,372 shares issued and outstanding	21,121	21,121
Additional paid-in capital	3,592,053	3,592,053
Statutory reserves	3,689,941	3,689,941
Retained earnings	112,295,407	111,304,825
Accumulated other comprehensive income	10,410,182	9,903,223
Total SinoCoking Coal and Coke Chemicals Industries, Inc's equity	130,008,704	128,511,163

NONCONTROLLING INTERESTS	4,331,600	4,331,600

Total equity	134,340,304	132,842,763

Total liabilities and equity	$195,901,034	$201,296,559

The accompanying notes are an integral part of the consolidated financial statements

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Year Ended June 30,
	2014	2013

REVENUE	$50,267,693	$66,686,301

COST OF REVENUE	41,275,791	58,478,301

GROSS PROFIT	8,991,902	8,208,000

OPERATING EXPENSES:
Selling	154,716	163,827
General and administrative	2,121,849	2,924,576
Total operating expenses	2,276,565	3,088,403

INCOME FROM OPERATIONS	6,715,337	5,119,597

OTHER INCOME (EXPENSE)
Interest income	566,541	783,938
Interest expense	(4,477,049)	(3,875,029)
Other finance expense	(71,870)	(265,088)
Other income, net	109,100	229,036
Change in fair value of warrants	5	716,627
Total other expense, net	(3,873,273)	(2,410,516)

INCOME BEFORE INCOME TAXES	2,842,064	2,709,081

PROVISION FOR INCOME TAXES	1,851,482	1,661,388

NET INCOME	990,582	1,047,693

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	506,959	2,289,251

COMPREHENSIVE INCOME	$1,497,541	$3,336,944

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
Basic and diluted	21,121,372	21,121,372

EARNINGS PER SHARE
Basic and diluted	$0.05	$0.05

The accompanying notes are an integral part of the consolidated financial statements

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$990,582	$1,047,693
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation	908,232	1,270,847
Amortization and depletion	70,913	69,371
Write-off of other receivables and advances to suppliers	89,298	484,075
Change in fair value of warrants	(5)	(716,627)
Bad debt allowance of AR OR	169,936	-
Inventories impairment reserves	169,957	-
Gain on unpayable liabilities	(96,472)	-
Change in operating assets and liabilities
Accounts receivable, trade	427,486	2,757,701
Notes receivable, trade	-	(398,250)
Other receivables	(1,558,667)	(2,862,730)
Inventories	(4,568,625)	(576,277)
Advances to suppliers	128,205	3,681,517
Prepaid expenses	-	636,908
Accounts payable, trade	2,800,529	176,623
Other payables and accrued liabilities	323,870	1,405,131
Customer deposits	(130,272)	66,344
Taxes payable	(373,545)	(414,772)
Net cash provided by (used in) operating activities	(648,578)	6,627,554

CASH FLOWS FROM INVESTING ACTIVITIES:
Principal advances of loans receivable	-	(9,924,800)
Repayment of loans receivable	-	10,792,300
Payments on equipment and construction in progress	-	(580)
Net cash provided by investing activities	-	866,920

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in restricted cash	9,770,396	128,000
Proceeds from notes payable	-	9,558,000
Repayments of notes payable	(9,770,396)	(4,779,000)
Proceeds from short-term loans	163,700	9,558,000
Repayments of short-term loans	(489,380)	(15,292,800)
Repayments of long term loans	-	(7,965,000)
Proceeds (repayments) from related party	385,000	(22,201)
Net cash provided by (used in) financing activities	59,320	(8,815,001)

EFFECT OF EXCHANGE RATE ON CASH	(768)	(264,173)

DECREASE IN CASH	(590,026)	(1,584,700)

CASH, beginning of year	782,018	2,366,718

CASH, end of year	$191,992	$782,018

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$1,738,133	$1,960,151
Cash paid for interest expense, net of capitalized interest	$3,376,213	$2,148,427

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Construction-in-progress acquired with prepayments made by note receivables, trade	$-	$15,611,400
Construction-in-progress acquired with prepayments made by note receivables, mine acquisition	$-	$9,207,540
Repayment of loan receivables through note receivables, trade	$-	$955,800
Reclassification of short-term loans to long-term loans	$29,243,566	$-

The accompanying notes are an integral part of the consolidated financial statements

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

						Accumulated
			Additional	Retained earnings		other
	Common Share		paid-in	Statutory		comprehensive	Noncontrolling
	Shares	Par Value	capital	reserves	Unrestricted	income	interest	Total
BALANCE, July 1, 2012	21,121,372	$21,121	$3,592,053	$3,689,941	$110,257,132	$7,613,972	$4,331,600	$129,505,819
Net income					1,047,693			1,047,693
Foreign currency translation adjustments						2,289,251		2,289,251
BALANCE, June 30, 2013	21,121,372	21,121	3,592,053	3,689,941	111,304,825	9,903,223	4,331,600	132,842,763
Net income					990,582			990,582
Foreign currency translation adjustments						506,959		506,959
BALANCE, June 30, 2014	21,121,372	$21,121	$3,592,053	$3,689,941	$112,295,407	$10,410,182	$4,331,600	$134,340,304

The accompanying notes are an integral part of the consolidated financial statements